

March 30, 2011

Mr. Robert J. Dellinger
Chief Financial Officer
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania 15272

  RE: PPG Industries, Inc
     Form 10-K for the Year Ended December 31, 2010
     File No. 1-1687

Dear Mr. Dellinger:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested statement, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<center>Form 10-K for the Year Ended December 31, 2010</center>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Performance in 2010 compared with 2009, page 16</u>

1. Throughout your discussion of results of operations there are instances where significant trends and events are attributed to intermediate effects, without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management. In future filings, please expand/revise your discussion under results of operations for all periods to:

   - Provide a more robust explanation for the changes in line items within your statements of income. For example, you disclosed that the negative impact of inflation on cost of sales in 2010 was offset by increases in selling prices and lower manufacturing costs and the incremental sales volume delivered an above average gross margin without further explanations as to the extent of each factor identified or how these factors resulted in an increase in gross margin;

- Quantify the reasons for the changes in your operating expenses from period-to-period. For example, you indicate that the increase in selling, general and administrative expenses was due to higher sales volume, inflation and currency, offset by specific overhead cost reduction actions without further quantification;

- Provide a more robust explanation for the changes in your segment results. Please also quantify the business reasons for changes in your segment results. For example, you indicate that the increase in sales was due to higher sales volumes in the fiber glass business partially offset by lower flat glass pricing without further explanation. It is not clear to what extent sales in the fiber glass business increased compared to the decrease in flat glass pricing. It is also not clear why there was higher sales volume in the fiber glass business and why there was lower pricing in the flat glass business. In addition, you also disclosed that segment income increased due to higher fiber glass sales volumes, lower manufacturing costs and higher equity earnings, partially offset by lower flat glass pricing without any explanation why these events occurred and without any further quantification. In addition, on your fourth quarter earnings call on January 20, 2011, you mentioned that you have continued aggressive management of your operations and overall cost structure. Your operating segments reduced cost by over $100 million, plus an additional $50 million from other manufacturing and costs reduction initiatives. However, in reading your MD&A, it is not clear what the impact of these costs savings were on your individual segments.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

Financial Statement

6. Investments, page 40

2. You disclose that with the power to direct the activities of RS Cogen equally shared between RS Cogen's two owners, you do not consider yourself to be the joint venture's primary beneficiary. In future filings, please disclose the following:

- Provide information about any liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of your variable interest in the RS Cogen; and

- Disclose significant factors considered and judgments made in determining that the power to direct the activities of your VIE that most significantly impact the VIE's economic performance is shared in accordance with the guidance in ASC 810-10-25-38D.
Refer to ASC 810-10-50-4d through 4e.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief